Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 17 DATED JANUARY 5, 2018
TO THE PROSPECTUS DATED FEBRUARY 10, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated February 10, 2017; Supplement No. 3 dated April 14, 2017; Supplement No. 15 dated November 28, 2017, which superseded and replaced all previous supplements to the prospectus, with the exception of the “Experts” and “Incorporation by Reference” sections in Supplement No. 3; and Supplement No. 16 dated December 7, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of December 2017;
(3)	information regarding the share redemption limit; and
(4)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of December 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 733,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $13.5 million, consisting of approximately 679,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $12.5 million ($6.3 million in W Shares and $6.2 million in A Shares), and approximately 54,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $986,000. As of December 31, 2017, we accepted investors’ subscriptions for, and issued, approximately 30.7 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $550.6 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of December 2017 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
December 1, 2017	$18.30	$18.08	$18.48
December 4, 2017	$18.30	$18.08	$18.48
December 5, 2017	$18.30	$18.07	$18.48
December 6, 2017	$18.29	$18.07	$18.48
December 7, 2017	$18.29	$18.07	$18.47
December 8, 2017	$18.29	$18.07	$18.47
December 11, 2017	$18.29	$18.06	$18.47
December 12, 2017	$18.29	$18.06	$18.47
December 13, 2017	$18.28	$18.06	$18.47
December 14, 2017	$18.28	$18.06	$18.47
December 15, 2017	$18.28	$18.06	$18.46
December 18, 2017	$18.28	$18.05	$18.47
December 19, 2017	$18.28	$18.05	$18.46
December 20, 2017	$18.28	$18.05	$18.46
December 21, 2017	$18.28	$18.05	$18.45
December 22, 2017	$18.27	$18.04	$18.44
December 26, 2017	$18.26	$18.03	$18.44
December 27, 2017	$18.26	$18.03	$18.44
December 28, 2017	$18.26	$18.03	$18.44
December 29, 2017	$18.37	$18.15	$18.55
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/income-nav#summary.
Please refer to “Valuation Policies” beginning on page 89 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/income-nav#summary.
Redemption Limit
As disclosed on our website, as of December 31, 2017, our NAV was $470,244,338. As of January 1, 2018, the redemption limit for the quarter ending March 31, 2018 was 10% of our NAV as of December 31, 2017. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of January 1, 2018 has not been reduced below 10% of our NAV as of December 31, 2017. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption limitations” on page 180 of the prospectus.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 19 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 75 of the prospectus, and describes activity that occurred subsequent to the activity as of November 30, 2017 previously disclosed in our prospectus, as supplemented.
As of December 31, 2017, we, through separate wholly-owned limited liability companies and limited partnerships, owned 139 properties, acquired for an aggregate purchase price of approximately $705.6 million, located in 37 states, consisting of eight anchored shopping centers, 114 retail properties, 13 industrial and distribution properties, and four office properties, comprising approximately 4.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired two properties between December 1, 2017 and December 31, 2017. In general, our properties are acquired through the use of proceeds from our ongoing public offering and debt borrowings.

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